UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of February 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

I.	EDP Release – February 19, 2007: UBS AG NOTIFIES EDP OF A 2.36% OWNERSHIP IN EDP’S SHARE CAPITAL

II.	EDP Release – February 21, 2007: UBS AG NOTIFIES EDP OF A 1.83% OWNERSHIP IN EDP’S SHARE CAPITAL

III.	EDP Release – February 23, 2007: PICTET AM NOTIFIES EDP OF A 2.86% OWNERSHIP IN EDP’S SHARE CAPITAL

IV.	EDP Release – February 28, 2007: CAIXA GERAL DE DEPÓSITOS CHANGED IMPUTATION OF THE QUALIFIED HOLDING IN EDP’S SHARE CAPITAL

Lisbon, February 19th 2007

Reuters:       EDPP.IN /EDP.N

Bloomberg: EDP PL /EDP US

Investor Relations

DEPARTMENT

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax:   +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

UBS AG NOTIFIES EDP OF A 2.36%

OWNERSHIP IN EDP’S SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. (“EDP”) issues the following legal notice:

On the 16th of February 2007, UBS AG London Branch (“UBS AG”) notified EDP that, on the 13th of February 2007, it acquired, 29,869,239 ordinary shares of EDP or 0.82% of the company’s share capital.

Following this transaction, UBS AG now holds 83,518,182 shares representing 2.284% of EDP share capital and 2.289% of the voting rights.

UBS AG also informed that “Further to the total holding of UBS AG, stated above, 2,787,933 shares representing 0.076% of the voting rights in EDP should also be imputed to UBS AG, in accordance with article 20 of the Portuguese Securities Code, by reason of the voting rights held by the following subsidiaries of UBS AG:”

• UBS Fund Management (Switzerland) AG	511,074
• UBS Fund Services (Luxembourg) S.A	44,000
• UBS Global Asset Management (UK) Ltd	288,871
• UBS Global Asset Management Life Ltd	494,174
• UBS O’Connor LLC	604,195
• DSI International Management Inc.	238,873
• UBS Deutschland AG	27,336
• UBS (France) SA	5,000
• UBS (Italia) SpA	548,160
• UBS (Monaco) SA	2,000
• UBS Financial Services Inc.	24,250
The total participation to be imputed to UBS AG is 86,306,115 shares, corresponding to 2.360% of EDP share capital and 2.365% of the voting rights. EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

Lisbon, February 21st 2007

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

UBS AG NOTIFIES EDP OF A 1.83% OWNERSHIP IN EDP’S SHARE CAPITAL
In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. (“EDP”) issues the following legal notice:
On the 20th of February 2007, UBS AG London Branch (“UBS AG”) notified EDP that, on the 15th of February 2007, it disposed, 14,739,134 ordinary shares of EDP or 0.40% of the company’s share capital.
Following this transaction, UBS AG now holds 64,006,533 shares representing 1.751% of EDP share capital and 1.754% of the voting rights.

UBS AG also informed that “Further to the total holding of UBS AG, stated above, 2,936,933 shares representing 0.081% of the voting rights in EDP should also be imputed to UBS AG, in accordance with article 20 of the Portuguese Securities Code, by reason of the voting rights held by the following subsidiaries of UBS AG:”

• UBS Fund Management (Switzerland) AG	511,074
• UBS Fund Services (Luxembourg) S.A	44,000
• UBS Global Asset Management (UK) Ltd	288,871
• UBS Global Asset Management Life Ltd	494,174
• UBS O’Connor LLC	753,195
• DSI International Management Inc.	238,873
• UBS Deutschland AG	27,336
• UBS (France) SA	5,000
• UBS (Italia) SpA	548,160
• UBS (Monaco) SA	2,000
• UBS Financial Services Inc.	24,250
The total participation to be imputed to UBS AG is 66,943,466 shares, corresponding to 1.831% of EDP share capital and 1.834% of the voting rights. EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

Lisbon, February 23rd 2007

Reuters:          EDPP.IN / EDP.N

Bloomberg:    EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

PICTET AM NOTIFIES EDP OF A 2.86%

OWNERSHIP IN EDP’S SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. (“EDP”) issues the following legal notice:

On the 22th of February 2007, Pictet Asset Management (“Pictet”) notified EDP that, on the 5th of February 2007, it held 104,396,422 ordinary shares of EDP, which represents 2.855% of EDP share capital and 2.861% of the voting rights.

Pictet also informed that it “first acquired greater than 2% on 15th September 2006 (2.057%). As at 15th September 2006, PAM SA had discretionary control over 78,209,011 EDP shares.”

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

Lisbon, February 28th 2007

Reuters: EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

CAIXA GERAL DE DEPÓSITOS CHANGED IMPUTATION OF THE QUALIFIED HOLDING IN EDP’S SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. issues the following legal notice:

Caixa Geral de Depósitos, S.A. (“CGD”) notified EDP that it now holds, direct and indirectly, 181,766,785 EDP shares, representing 4.971% of the company’s share capital.

Considering that EDP currently holds 7,084,793 own shares, CGD holding represents 4.9807% of the total voting rights.

CGD also informed EDP of the following:

1.      The current direct shareholding of CGD in EDP amounts to 175,371,517 shares, which represents 4.7961% of EDP share capital and 4.8054% of the total voting rights;

2.      The current indirect shareholding of CGD in EDP amounts to 5,024,303 shares, which represent 0.1374% of EDP share capital and 0.1377% of the total voting rights;

3.      CGD also informed that, in accordance with number 1 of article 20 of the Portuguese Securities Code, CGD holds 100% of the share capital and corresponding voting rights of Caixa Seguros, SGPS, S.A., which in turn holds:

a.      100% of the share capital and corresponding voting rights of Companhia de Seguros Fidelidade-Mundial, S.A. which, in turn, holds 100% of the share capital and corresponding voting rights of Via Directa – Companhia de Seguros, S.A.;

b.      100% of the share capital and corresponding voting rights of Cares – Companhia de Seguros, S.A.;

c.      70% of the share capital and corresponding voting rights of Império Bonança, SGPS, S.A., which in turn holds 100% of the share capital and corresponding voting rights of Império Bonança – Companhia de Seguros, S.A.

4.      Companhia de Seguros Fidelidade – Mundial, S.A. holds 4,564,995 shares and its Pension Fund holds 18,798 shares, which corresponds to a total holding of 0.1254% of EDP’s share capital and voting rights.

5.      Via Directa – Companhia de Seguros, S.A. holds 6,953 EDP shares, representing 0.0002% of EDP’s share capital.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500697256

Lisbon, February 28th 2007

Reuters: EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

6.      Cares – Companhia de Seguros, S.A. holds 9,645 EDP shares, representing 0.0003% of EDP’s share capital.

7.      Império Bonança—Companhia de Seguros, S.A. holds 423,912 EDP shares, representing 0.0116% of EDP’s share capital.

8.      The Pension Fund of CGD, managed by CGD Pensões – Sociedade Gestora de Fundos de Penões, S.A., of which CGD is an associated company, holds 1,370,965 EDP shares, representing 0.0375% of EDP’s share capital. EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500697256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer